UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-34869

Country Style Cooking Restaurant Chain Co., Ltd.

16th Floor, C1 Building,

Chongqing Headquarters City District C

No.780 Jingwei Avenue, YuZhong District

Chongqing, the People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Explanatory Note

Country Style Cooking Restaurant Chain Co., Ltd. (the “Company”) originally submitted a Form 6-K to the Securities and Exchange Commission on December 18, 2015 (the "December 2015 6-K") with the following documents attached thereto as Exhibits 99.2 and 99.3, respectively: (i) Agreement and Plan of Merger, dated as of December 17, 2015, by and among Country Style Cooking Restaurant Chain Co., Ltd., Country Style Cooking Restaurant Chain Holding Limited and Country Style Cooking Restaurant Chain Merger Company Limited (the "Merger Agreement") and (ii) Limited Guarantee, dated as of December 17, 2015, issued by Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd. in favor of Country Style Cooking Restaurant Chain Co., Ltd. (the "Limited Guarantee").

This Amendment No. 1 to the December 2015 6-K (this "Form 6-K/A") is being furnished solely to re-file the Merger Agreement (Exhibit 99.2) and the Limited Guarantee (Exhibit 99.3) to correct their dates—both should be dated as of December 17, 2015.

Except for the matter described above, this Form 6-K/A does not contain any other change to the December 2015 6-K, including the exhibits attached thereto.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUNTRY STYLE COOKING RESTAURANT
CHAIN CO., LTD.

By:	/s/ Xingqiang Zhang
Name:	Xingqiang Zhang
Title:	Chief Executive Officer

Date: January 7, 2016

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EXHIBIT INDEX

Exhibit No.	Description

99.2	Agreement and Plan of Merger, dated as of December 17, 2015, by and among Country Style Cooking Restaurant Chain Co., Ltd., Country Style Cooking Restaurant Chain Holding Limited and Country Style Cooking Restaurant Chain Merger Company Limited

99.3	Limited Guarantee, dated as of December 17, 2015, issued by Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd. in favor of Country Style Cooking Restaurant Chain Co., Ltd.

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